Mail Stop 3561

September 19, 2005

Chester Ku, President
Glass Wave Enterprises, Inc.
Guite 800-885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1

         RE:  Glass Wave Enterprises, Inc. ("the company")
                 Amendment No. 1 to Registration Statement on
                 Form SB-2
                 Filed July 29, 2005
                 File No.  333-125222

Dear Mr. Ku:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the amendment to be filed, please insure that a "red-lined" copy of the amendment is filed on EDGAR as required by Regulation
S-
T.

2. Add disclosure throughout the prospectus where discussing the listing of the company`s stock on the OTC Bulletin Board or other exchanges to indicate clearly that there can be no assurances given that the stock will be so listed. In this connection, please refer to the disclosure in the risk factor under "Risks Associated with our
Common Stock."


Chester Ku
Glass Wave Enterprises, Inc.
September 19, 2005
Page 2.


Registration Statement Cover Page

3. Please identify the exact amendment number. The next amendment should be marked as "Amendment No. 2 to the Form SB-2".

Directors, Executive Officers, Promoters...

Bianca Knop..., page 19

4. Please provide the months in addition to the years associated with
Ms. Knop`s biographical information.
5. With respect to the staff`s previous comment #20 in its comment letter dated July 1, 2005, we do not see where this information has been provided. Please disclose whether the company anticipates hiring additional employees in the future.


Description of Property, page 22

6. Please add the information from your supplemental response #24 to the description in this section.


Description of Business, page 22

7. As previously requested in our comment #25 in the staff`s letter dated July 1, 2005, please state the cost to the promoter if the assets were acquired by the promoter within two years prior to their transfer to the issuer.

8. Also, please state the basis upon which Mr. Ku determined that the fair market value of the company, Astro Nutrition, to be $100.







Chester Ku
Glass Wave Enterprises, Inc.
September 19, 2005
Page 3.


Technology, page 25
9. Briefly explain the basis for your statement "[I]n the event that
Groovy Web Services ceases operations or discontinues its business relationship with us, we will be able to resume services with another hosting company on substantially similar terms."
10. It is noted that the hosting agreement between the company and Deep Systems was terminated without penalty, per the supplemental
response #35.   Inasmuch as the website is the company`s business,
please discuss this agreement and the reason(s) for the termination.


Management`s Discussion and Analysis

Supplier Agreement, page 29

11. Please explain "...we purchase products are needed without quantity purchase commitments at discount prices depending upon the volume of products purchased."

12. Also, please provide specifics with respect to the discounts received, according to the volume purchased by the company.

13. We note that the agreement between the company and Body Energy Club is a verbal agreement, as are others between the company and other entities. Please state whether or not this is a common practice in the industry.


Financing Activities, page 32

14. It would appear that the private placements that occurred during the three months ended April 30, 2005 should be summarized here








Chester Ku
Glass Wave Enterprises, Inc.
September 19, 2005
Page 4.


Research and Development, page 34

15. With respect to the last sentence of the initial paragraph, please disclose whether or not the company has or will enter into a contract with any of the contacts mentioned (nurses, doctors, personal trainers).


Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

i.) Revenue Recognition, F-7

16. We have read your response to comment 51; however, we are unclear how your accounting treatment is consistent with GAAP, specifically paragraphs 6 (f), 7, and 8 of SFAS 48. Your supplemental response to our comment indicates in that you record the actual returns of product in the subsequent month as a reduction of revenue. Please note, in order to recognize revenue at the time of sale, you must have the ability to make reasonable estimates of returns (see paragraph 8 of SFAS 48), otherwise, revenue shall not be recognized until the return privilege has substantially expired. Please advise and revise.

Other Regulatory

17. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Chester Ku
Glass Wave Enterprises, Inc.
September 19, 2005
Page 5.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







Chester Ku
Glass Wave Enterprises, Inc.
September 19, 2005
Page 6.


Please contact Angela Halac at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.





Sincerely,




John Reynolds

Assistant Director


Cc:  William L. Macdonald, Esq.
        Via fax (604) 687-6314